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SECU 18006888

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SEC FILE NUMBER
8- 15521

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Gerson, Horowitz, Green Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 West 57th Street, Suite 1614
(No. and Street)

New York	New York	10107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Horowitz, President — (212) 489-0100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 01 2018
Washington DC
413

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

BW

OATH OR AFFIRMATION

I, Albert Horowitz, President and Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gerson, Horowitz, Green Securities Corp. (Company), as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Albert Horowitz, President

Notary Public

CLIFFORD SCHWARTZ
Notary Public, State of New York
No. 31-4646480
Qualified in New York County
Commission Expires 2/28/22

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-7
(x)	(g)	Computation of Net Capital	8
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(ii) exemption.	9
(x)	(p)	Management's assertion letter regarding (k)(2)(ii) exemption.	10

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Gerson, Horowitz, Green Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gerson, Horowitz, Green Securities Corp. as of December 31, 2017, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and Schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gerson, Horowitz, Green Securities Corp. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gerson, Horowitz, Green Securities Corp.'s management. Our responsibility is to express an opinion on Gerson, Horowitz, Green Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gerson, Horowitz, Green Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Gerson, Horowitz, Green Securities Corp.'s financial statements. The supplemental information is the responsibility of Gerson, Horowitz, Green Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Gerson, Horowitz, Green Securities Corp.'s auditor since 2017.

Bethlehem, Pennsylvania

February 28, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

GERSON, HOROWITZ, GREEN SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2017

Assets

Cash	$	15,168
Accounts receivable		9,080
Prepaid expense		1,595
Total Assets	$	25,843

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	50
Total Liabilities		50

Stockholder's equity

Common stock, no par value, 200 shares authorized, issued and outstanding	7,500
Additional paid in capital	12,378
Retained earnings	5,915
Stockholder's equity	25,793
Total Liabilities and Stockholder's Equity	25,843

The accompanying notes are an integral part of these financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:	
Commissions	$ 61,919
Total revenues	61,919
Expenses:	
Travel and entertainment	15,000
Office administration services	13,200
Professional fees	9,113
Insurance	5,971
Telephone and utilities	4,001
Equipment rental	3,579
Office expenses	3,569
Dues Fees and subscriptions	2,723
Rent	2,700
Commission	400
Total cxpenses	60,256
Net Income	$ 1,663

The accompanying notes are an integral part of these financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows (Used) In Operating Activities:	
Net Income	$ 1,663
Adjustment to reconcile net income to net cash (used) in operating activities:	
Changes in other assets and liabilities:	
Accounts receivable	(1,532)
Prepaid expense	(443)
Accounts payable and accrued expenses	(2,177)
Net cash (used) in operating activities	(2,489)
Net decrease in cash	(2,489)
Cash - January 1, 2017	17,657
Cash - December 31, 2017	$ 15,168
Supplementary information:	
Taxes paid	$ 50

The accompanying notes are an integral part of these financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Capital Stock	Retained earnings	Additional Paid In Capital	Total Stockholder's Equity
Balance, January 1, 2017	$ 7,500	$ (3,395)	$ 12,378	$ 16,483
Prior year adjustment	-	7,647	-	7,647
Net Income	-	1,663	-	1,663
Balance, December 31, 2017	$ 7,500	$ 5,915	$ 12,378	$ 25,793

The accompanying notes are an integral part of these financial statements.

GERSON HOROWITZ GREEN SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

Gerson, Horowitz, Green Securities Corp. (the "Company") is a registered broker-dealer in securities transactions under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation.

The Company was incorporated on January 9, 1970 in the State of New York.

The Company is licensed to sell mutual funds and annuities and conducts business primarily in the New York City metropolitan area. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Cash
Cash consists of amounts denominated in US dollars. The Company does not at any time maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal and state income taxes on its corporate income. Instead, the stockholder is liable for individual federal and state income taxes on his share of the Company's income, deductions, losses and credits.

Commitments and Contingencies
The Company maintains a $50,000 line of credit with a bank. At December 31, 2017, the Company had no outstanding balance under the terms of this credit line.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $15,118 which was $10,118 in excess of the amount required.

4. PRIOR PERIOD ADJUSTMENT

Prior period adjustments were made to properly reflect accounts receivable and prepaid expenses as of December 31, 2016. As a result, accounts receivable and prepaid expenses were restated as follows:

	Amount as originaly reported	Restated
Accounts receivable	$ -	$ 7,548
Prepaid expense	1,053	1,152
Stockholder's equity	16,483	24,130

5. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2018, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Schedule I

GERSON, HOROWITZ, GREEN SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

NET CAPITAL:		
Total stockholder's equity	$	25,793
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		(9,080)
Prepaid expense		(1,595)
Net capital before haircuts on securities positions		15,118
Haircuts on securities positions		-
Undue concentration		-
Net Capital		15,118
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	50
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	3
Minimum net capital required	$	5,000
Excess net capital	$	10,118
Net capital less greater of 10% of total AI or 120% of min. net capital	$	9,118
Percentage of aggregate indebtedness to net capital is		0.33%

Reconciliation of net capital as originally reported to the above computation

Net Capital as reported on FOCUS Form X-17A-5 Part IIA (unaudited)	$	14,815
Audit adjustments		303
Net capital as reported above	$	15,118

See Independent Auditors' Report.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Gerson, Horowitz, Green Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) Gerson, Horowitz, Green Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gerson, Horowitz, Green Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3:paragraph (k)(2)(i) (exemption provisions) and (2) Gerson, Horowitz, Green Securities Corp. stated that Gerson, Horowitz, Green Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Gerson, Horowitz, Green Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gerson, Horowitz, Green Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 28, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

Assertions Regarding Exemption Provisions

I, as a member of management of Gerson, Horowitz, Green Securities Corp. am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be *included* in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (K)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Gerson, Horowitz, Green Securities Corp.

By: ______________________

Albert Horowitz, President
February 28, 2018